UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934
(Amendment No. 2)*

UNWIRED PLANET, INC.
(Name of Issuer)

Common Stock, par value $0.001 per share
(Title of Class of Securities)

91531F103
(CUSIP Number)

Hank Brier
General Counsel
Indaba Capital Management, L.P.
One Letterman Drive, Building D, Suite DM700
San Francisco, California 94129
(415) 680-1180
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

September 22, 2014
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. 

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 91531F103	SCHEDULE 13D/A	Page 2 of 11 pages

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Indaba Capital Management, L.P.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (see instructions) AF
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 12,068,780
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 12,068,780

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 12,068,780
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 10.8% (1)
14.	TYPE OF REPORTING PERSON (see instructions) IA

(1) Calculation of the foregoing percentage is based on 111,762,785 shares of Common Stock, par value $0.001 per share, of Unwired Planet, Inc. (the "Issuer") based on information provided by the Issuer in its Form 10-K filed on September 12, 2014.

CUSIP No. 91531F103	SCHEDULE 13D/A	Page 3 of 11 pages

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Indaba Partners, LLC
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (see instructions) AF
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 12,068,780
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 12,068,780

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 12,068,780
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 10.8% (1)
14.	TYPE OF REPORTING PERSON (see instructions) OO

(1) Calculation of the foregoing percentage is based on 111,762,785 shares of Common Stock, par value $0.001 per share, of the Issuer based on information provided by the Issuer in its Form 10-K filed on September 12, 2014.

CUSIP No. 91531F103	SCHEDULE 13D/A	Page 4 of 11 pages

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) IC GP, LLC
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (see instructions) AF
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 12,068,780
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 12,068,780

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 12,068,780
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 10.8% (1)
14.	TYPE OF REPORTING PERSON (see instructions) OO

(1) Calculation of the foregoing percentage is based on 111,762,785 shares of Common Stock, par value $0.001 per share, of the Issuer based on information provided by the Issuer in its Form 10-K filed on September 12, 2014.

CUSIP No. 91531F103	SCHEDULE 13D/A	Page 5 of 11 pages

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Indaba Capital Fund, L.P.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (see instructions) WC
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 12,068,780
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 12,068,780

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 12,068,780
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 10.8% (1)
14.	TYPE OF REPORTING PERSON (see instructions) PN

(1) Calculation of the foregoing percentage is based on 111,762,785 shares of Common Stock, par value $0.001 per share, of the Issuer based on information provided by the Issuer in its Form 10-K filed on September 12, 2014.

CUSIP No. 91531F103	SCHEDULE 13D/A	Page 6 of 11 pages

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Derek C. Schrier
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (see instructions) AF
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 12,068,780
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 12,068,780

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 12,068,780
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 10.8% (1)
14.	TYPE OF REPORTING PERSON (see instructions) IN

(1) Calculation of the foregoing percentage is based on 111,762,785 shares of Common Stock, par value $0.001 per share, of the Issuer based on information provided by the Issuer in its Form 10-K filed on September 12, 2014.

CUSIP No. 91531F103	SCHEDULE 13D/A	Page 7 of 11 pages

The following constitutes Amendment No. 2 (“Amendment No. 2”) to the Schedule 13D filed by the undersigned on July 8, 2013 (the “Schedule 13D”), as amended by Amendment No. 1 to the Schedule 13D filed on September 17, 2013 (“Amendment No. 1”).  This Amendment No. 2 amends the Schedule 13D as specifically set forth herein.  Capitalized terms used but not defined in this Amendment No. 2 have the meanings provided in the previously filed statement on Schedule 13D.

Item 2.   Identity and Background.

Item 2 is hereby amended and restated in its entirety with the following:

(a)  This Schedule D is being filed jointly on behalf of (i) Indaba Capital Management, L.P., a Delaware limited partnership (the “Investment Manager”), (ii) Indaba Partners, LLC, a Delaware limited liability company (the “General Partner”), (iii) IC GP, LLC, a Delaware limited liability company (“IC GP”), (iv) Indaba Capital Fund, L.P., a Cayman Islands exempted limited partnership (the “Fund”) and (v) Derek C. Schrier, a United States citizen and the Managing Member of IC GP and the Senior Managing Member of the General Partner (the "Senior Managing Member" and, collectively with the Investment Manager, the General Partner, IC GP and the Fund, the "Reporting Persons").  In addition to the Senior Managing Member who also holds the title of Managing Partner and Chief Investment Officer of the Investment Manager and the General Partner, the executive officers of the Investment Manager and the General Partner are (1) Thomas E. McConnon, Partner; (2) Joshua E. Prime, Partner; (3) Anthony Hassan, Partner, Chief Operating Officer and Chief Financial Officer; and (4) Hank Brier, Partner, General Counsel and Chief Compliance Officer.  Additionally, Mr. Hassan, Chief Operating Officer and Chief Financial Officer, and Mr. Brier, General Counsel, are the executive officers of IC GP.  Messrs. McConnon, Prime, Hassan and Brier are collectively referred to herein as the “Executive Officers”.

(b) The business address of each of the Investment Manager, the General Partner, IC GP, the Senior Managing Member and the Executive Officers is One Letterman Drive, Building D, Suite DM700, San Francisco, California 94129, USA.  The registered office address of the Fund is c/o Maples Corporate Services Limited, PO Box 309, Ugland House, Grand Cayman KY1-1104, Cayman Islands.

(c) The principal business of the Fund is to make investments.  The principal business of the Investment Manager, the General Partner, IC GP and the Senior Managing Member is to provide investment management services on behalf of certain clients, including the Fund.  The Investment Manager is the investment manager of the Fund and the General Partner is the general partner of the Fund, and each may exercise the shared voting and dispositive authority over the Common Stock beneficially owned by the Fund.  IC GP is the general partner of the Investment Manager and has sole authority to manage and control the Investment Manager.  The Senior Managing Member has sole authority to manage and control both IC GP and the General Partner.  The principal occupation of the Senior Managing Member, Thomas E. McConnon and Joshua E. Prime is to provide investment management services to the Investment Manager and its affiliates.  The principal occupation of Mr. Hassan is Chief Financial Officer and Chief Operating Officer of the Investment Manager and its affiliates.  The principal occupation of Mr. Brier is General Counsel and Chief Compliance Officer of the Investment Manager and its affiliates.

(d) None of the Reporting Persons or the Executive Officers has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) On September 16, 2014, the Investment Manager entered into a settled administrative proceeding with the SEC relating to one inadvertent violation of Rule 105 of Regulation M under the Securities Exchange Act of 1934 (“Rule 105”). Rule 105 generally prohibits purchasing an equity security from an underwriter, broker, or dealer participating in a public offering if the purchaser sold short the security that is the subject of the offering during a restricted period (usually defined as five business days before the pricing of the offering), absent an exception. Rule 105 applies irrespective of any intent to violate the Rule. The Investment Manager cooperated with the SEC at all times. The SEC order notes that, in determining to accept the Investment Manager’s settlement order, the SEC considered “remedial acts promptly undertaken” by the Investment Manager and its “cooperation afforded to Commission staff.” The Investment Manager has policies and procedures in place that it believes are reasonably designed to ensure compliance with Rule 105, and the Investment Manager has taken a number of steps to ensure compliance with such policies and procedures, including additional training to educate its employees further on the nuances of Rule 105. Pursuant to the settlement, the Investment Manager paid $194,797 in disgorgement of imputed profits earned by the Fund, $11,990.79 in prejudgment interest and a civil penalty of $97,398.59. The foregoing amounts have been borne in full by the Investment Manager and not by its clients or their investors. The settlement also requires the Investment Manager to cease and desist from committing or causing any future violations of Rule 105. Except with respect to the matter described above, none of the Reporting Persons or the Executive Officers has, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

CUSIP No. 91531F103	SCHEDULE 13D/A	Page 8 of 11 pages

(f) The Investment Manager is a Delaware limited partnership, each of IC GP and the General Partner is a Delaware limited liability company and the Fund is a Cayman Islands exempted limited partnership.  Each of the Senior Managing Member and the Executive Officers (except for Mr. McConnon) are United States citizens.  Mr. McConnon is a Canadian citizen.

Item 4.   Purpose of Transaction.

Item 4 is hereby amended and supplemented with the following:

The responses to Items 3, 5 and 6 of the previously filed statement on Schedule 13D, as amended by Amendment No. 1 and this Amendment No. 2, are incorporated herein by reference.

The shares of Common Stock of the Issuer to which this Schedule 13D relates were acquired for investment purposes in the ordinary course of business.

Pursuant to the terms of the Securities Purchase Agreement between the Issuer and the Fund, dated June 28, 2013 (the “Securities Purchase Agreement”), the Fund shall have the right to designate one (1) member to the Issuer’s Board of Directors (the “Initial Investor Director”) provided that such designee meets the criteria that are reasonably acceptable to the nominating committee (or equivalent committee or the full board, as applicable) of the Issuer’s Board of Directors; provided that the Fund shall only have the right to designate the Initial Investor Director so long as the Fund (i) maintains a voting percentage equal to or greater than 5% of the total shares outstanding or (ii) maintain a voting percentage equal to or greater than 3% of the total shares outstanding and holds at least 50% of the senior secured notes issued under the Note Purchase Agreement described below (the “Holding Requirements”).  From and after June 28, 2016 until such time as the Fund no longer meets the Holding Requirements, the Fund shall have the right to designate one (1) additional member to the Issuer’s Board of Directors (the “Additional Investor Director”) provided that such designee meets the criteria that are reasonably acceptable to the nominating committee (or equivalent committee or the full board, as applicable) of the Issuer’s Board of Directors.  The Issuer shall have the right to block an Initial Investor Director or an Additional Investor Director designated by the Fund if such designee holds, or is nominated to hold, a management position or board seat at a company that the Issuer’s Board of Directors reasonably determines directly competes with the Issuer.  In addition, the rights of the Fund to designate (and maintain the right to designate) the Initial Investor Director and the Additional Investor Director shall at all times be subject to applicable rules and published guidance of The NASDAQ Stock Market LLC, including, but not limited to, listing rule 5640 (or any successor rule) and will depend in part on the Fund’s ownership percentage as of the time of the applicable designation.

A copy of the Securities Purchase Agreement was attached to the previously filed statement on Schedule 13D as Exhibit 2, and is incorporated herein by reference, and the preceding summary of the Securities Purchase Agreement is qualified in its entirety by reference thereto.  This Schedule 13D does not purport to amend, qualify or in any way modify such agreement.

To further support the Board of Directors and Issuer’s management in their effort to maximize shareholder value, on September 22, 2014, the General Partner sent a letter to the Issuer on behalf of the Fund designating Andrew M. Dodge (the “Designee”) as a member of the Issuer’s Board of Directors pursuant to the Fund’s right provided in the Securities Purchase Agreement described above.

No Reporting Person has any present plan or proposal which would relate to or result in any of the matters set forth in subparagraphs (a) - (j) of Item 4 of Schedule 13D except as set forth herein or such as would occur upon completion of any of the actions discussed above.  The Reporting Persons intend to review their investment in the Issuer on a continuing basis.  Depending on various factors the Reporting Persons may in the future take such actions with respect to their investment in the Issuer as they deem appropriate including, without limitation, engaging in discussions with management, the Board of Directors, other shareholders of the Issuer and other relevant parties, including representatives of any of the foregoing, concerning matters with respect to the Reporting Persons’ investment in the Issuer, purchasing additional Common Stock, selling some or all of their Common Stock, purchasing additional Notes, selling some or all of their Notes, engaging in hedging or similar transactions with respect to their investment in the Issuer and/or otherwise changing their intention with respect to any and all matters referred to in Item 4 of this Schedule 13D.

CUSIP No. 91531F103	SCHEDULE 13D/A	Page 9 of 11 pages

Item 5.    Interest in Securities of the Issuer.

Items 5(a), 5(b) and 5(c) are each hereby amended and restated to read as follows:

 (a), (b) The following disclosure assumes that there are 111,762,785 shares of Common Stock, par value $0.001 per share, of the Issuer outstanding based on information provided by the Issuer in its Form 10-K filed on September 12, 2014.  Pursuant to Rule 13d-3 of the rules and regulations promulgated by the Commission pursuant to the Exchange Act:  (i) the Fund may be deemed to beneficially own the 12,068,780 shares of Common Stock that it holds, representing approximately 10.8% of the Common Stock outstanding; (ii) in its capacity as the sole investment manager of the Fund, the Investment Manager may be deemed to beneficially own 12,068,780 shares of Common Stock, representing approximately 10.8% of the Common Stock outstanding; (iii) in its capacity as the sole general partner of the Fund, the General Partner may be deemed to beneficially own 12,068,780 shares of Common Stock, representing approximately 10.8% of the Common Stock outstanding; (iv) in its capacity as the sole general partner of the Investment Manager, IC GP may be deemed to beneficially own 12,068,780 shares of Common Stock, representing approximately 10.8% of the Common Stock outstanding; and (v) in his capacity as the sole Managing Member of IC GP and the sole Senior Managing Member of the General Partner, the Senior Managing Member may be deemed to beneficially own 12,068,780 shares of Common Stock, representing approximately 10.8% of the Common Stock outstanding.

Each of the of the Executive Officers and other partners and members of the Investment Manager and the General Partner other than the Senior Managing Member disclaims beneficial ownership of the shares of Common Stock that any of the Investment Manager, IC GP or the General Partner may be deemed to beneficially own.  The Reporting Persons specifically disclaim beneficial ownership in the shares of Common Stock reported herein except to the extent of their pecuniary interest therein.

(c)           The Reporting Persons have not entered into any transactions in the Common Stock within the last sixty days.

Item 7.   Material to Be Filed as Exhibits.

Exhibit 1:   Joint Filing Agreement by and among the Reporting Persons.

CUSIP No. 91531F103	SCHEDULE 13D/A	Page 10 of 11 pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:  September 24, 2013

INDABA CAPITAL MANAGEMENT, L.P.

By:	/s/ Hank Brier
Name: Hank Brier
Title: General Counsel

INDABA PARTNERS, LLC

By:	/s/ Hank Brier
Name: Hank Brier
Title: General Counsel

IC GP, LLC

By:	/s/ Hank Brier
Name: Hank Brier
Title: General Counsel

INDABA CAPITAL FUND, L.P.

By:	/s/ Hank Brier
Name: Hank Brier
Title: General Counsel

/s/ Derek C. Schrier DEREK C. SCHRIER

CUSIP No. 91531F103	SCHEDULE 13D/A	Page 11 of 11 pages

Exhibit 1

JOINT FILING AGREEMENT
PURSUANT TO RULE 13D-1(k)1

The undersigned acknowledge and agree that the foregoing Schedule 13D/A (Amendment No. 2) is filed on behalf of each of the undersigned and that all subsequent amendments to this statement on Schedule 13D shall be filed on behalf of each of the undersigned without the necessity of filing additional joint filing agreements. The undersigned acknowledge that each shall be responsible for the timely filing of such amendments and for the completeness and accuracy of the information concerning him or it contained therein, but shall not be responsible for the completeness and accuracy of the information concerning the others, except to the extent that he or it knows or has reason to believe that such information is inaccurate.

Date:  September 24, 2014

INDABA CAPITAL MANAGEMENT, L.P.

By:	/s/ Hank Brier
Name: Hank Brier
Title: General Counsel

INDABA PARTNERS, LLC

By:	/s/ Hank Brier
Name: Hank Brier
Title: General Counsel

IC GP, LLC

By:	/s/ Hank Brier
Name: Hank Brier
Title: General Counsel

INDABA CAPITAL FUND, L.P.

By:	/s/ Hank Brier
Name: Hank Brier
Title: General Counsel

/s/ Derek C. Schrier DEREK C. SCHRIER